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Exhibit 99.(a)(8)                                                 Exhibit (a)(8)

                                     [LOGO]

                               DECEMBER 23, 1999

                     ERP OPERATING LIMITED PARTNERSHIP HAS
                    INCREASED ITS OFFER PRICE TO $1,100 PER
                UNIT OF INVESTOR LIMITED PARTNERSHIP INTEREST OF
                       KRUPP REALTY LIMITED PARTNERSHIP-V

                      NEW OFFER PRICE OF $1,100 PER UNIT.

    We are increasing our offer price for your investor limited partnership interests (the "Units") in Krupp Realty Limited Partnership-V (the "Partnership") from $875 per Unit to $1,100 PER UNIT. Our price is higher than the price per Unit that a Unitholder would receive in the revised acquisition proposal received from KR5 Acquisition, L.L.C., a newly formed Delaware limited liability company affiliated with the general partners of the Partnership. IF IT IS LIQUIDITY YOU DESIRE, OUR OFFER PROVIDES YOU WITH THE GREATEST PURCHASE PRICE CURRENTLY BEING OFFERED AND ALLOWS YOU TO RECEIVE YOUR PAYMENT IN CASH AT THE EARLIEST POSSIBLE DATE.

    OUR OFFER IS NOT CONDITIONED UPON APPROVAL OF A MAJORITY OF THE LIMITED PARTNERS OF THE PARTNERSHIP.

    We are offering to acquire up to 35,190 Units (the "Offer"). The Offer is subject to a minimum number of Units being tendered. We will accept Units for purchase only if at least 51% of the issued and outstanding Units, or 17,952 Units, are tendered to us in the Offer. The expiration date of the Offer is January 21, 2000, 12:00 midnight, central standard time.

    Our increased offer price of $1,100 will be paid with respect to all Units that are purchased by us pursuant to the Offer, whether or not such Units are tendered prior to or after this increase in consideration.

    Our offer price of $1,100 per Unit will be decreased by the amount of any distribution declared or made with respect to the Units between December 23, 1999 and January 21, 2000, or such other date to which the Offer may further be extended. YOU WILL NOT BE REQUIRED TO PAY ANY COMMISSIONS OR FEES IN CONNECTION WITH ANY DISPOSITION OF YOUR UNITS PURSUANT TO THE OFFER (generally, up to 10% of the sale price, subject to a $150-200 minimum commission per trade).

    Please refer to our Offer to Purchase dated November 23, 1999 and the Supplements to the Offer to Purchase, dated December 15, 1999 and December 23, 1999, for additional information about the Offer.

    IF YOU WOULD LIKE TO TENDER YOUR UNITS TO BE PURCHASED BY US FOR $1,100 PER UNIT, AND HAVE NOT YET COMPLETED THE GREEN OR BLUE ERP LETTER OF TRANSMITTAL AND DELIVERED IT TO MMS ESCROW AND TRANSFER AGENCY (THE "DEPOSITARY"), PLEASE COMPLETE THE ENCLOSED YELLOW LETTER OF TRANSMITTAL AND DELIVER IT TO THE DEPOSITARY AT THE ADDRESS LISTED THEREON IN THE GOLD ENVELOPE PROVIDED. IF YOU COMPLETED AND DELIVERED THE GREEN OR BLUE ERP LETTER OF TRANSMITTAL TO THE DEPOSITARY AND HAVE NOT WITHDRAWN THE TENDER TO ERP, YOU DO NOT NEED TO COMPLETE ANY OTHER DOCUMENTS FOR YOUR UNITS TO BE TENDERED TO ERP. A COMPLETED GREEN, BLUE OR YELLOW ERP LETTER OF TRANSMITTAL SHALL BE SUFFICIENT TO TENDER YOUR UNITS FOR PURCHASE BY ERP AT $1,100 PER UNIT.

    If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

        The Offer expires on (unless further extended) January 21, 2000.